SNDA Expresses Deep Condolences to Earthquake Victims; Game Services Suspended 3 days

Shanghai, China — May 19, 2008 - Shanda Interactive Entertainment Limited, (Nasdaq: SNDA), or Shanda, a leading interactive entertainment media company in China, today announced that in accordance with a public notice issued by the Chinese government on May 18, 2008, Shanda will observe a national period of mourning beginning on May 19, 2008, for victims of last week’s earthquake. Shanda will resume its game services at 1:00 A.M. on May 22, 2008.

About Shanda Interactive Entertainment Limited

Shanda Interactive Entertainment Limited (NASDAQ:SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player online role-playing games (MMORPGs) and casual online games in China, as well as online chess and board games, network PC games and a variety of cartoons, literature works and music. Shanda’s interactive entertainment platform attracts a large and loyal user base. Each user can interact with thousands of other users and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to the statements regarding the time of re-commencing Shanda’s services, represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to that the time of re-commencing Shanda’s services may be delayed and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact

Shanda Interactive Entertainment Ltd.

Maggie Yun Zhou

Investor Relations Manager

Shanda Interactive Entertainment Limited

Phone: +86-21-5050-4740 (Shanghai)

Email: IR@shanda.com.cn